UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

March 2003

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-

s(b): 82-                         .)

SIGNATURES
EXHIBIT INDEX
Exhibit 20.1: Notice of Shareholders Meeting
Exhibit 99.1: Production Sharing Agreement
Exhibit 99.2: Approval of Greater Angostura Pjt
Exhibit 99.3: Additional Development Plan
Exhibit 99.4: Bang Bo Combined Cycle Power Plant
Exhibit 99.5: Interest in Bolivias Ipati
Exhibit 99.6: Angola: Two new discoveries in block
Exhibit 99.7: TFE plans station service swaps
Exhibit 99.8: Clarification
Exhibit 99.9: TFE obtains 4 deepwater Mexico block
Exhibit 99.10: ATOFINA increases Antwerp Capacity
Exhibit 99.11: Notice of New York Stock Exchange

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date: April 8th, 2003	By:	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

EXHIBIT 20.1:	Notice Of Shareholders’ Meeting: Annual Meeting Of Shareholders (Ordinary and Extraordinary) of May 6, 2003.

EXHIBIT 99.1:	Brunei Darussalam: Signature of the Production Sharing Agreement on Block J (March 10, 2003).

EXHIBIT 99.2:	Approval of Greater Angostura Project in Trinidad and Tobago (March 12, 2003).

EXHIBIT 99.3:	Additional Development Plan Approved for Ekofisk in Norway (March 26, 2003).

EXHIBIT 99.4:	Bang Bo Combined Cycle Power Plant Commissioned in Thailand (March 26, 2003).

EXHIBIT 99.5:	TotalFinaElf Acquires Interest in Bolivia’s Ipati Block (March 27, 2003).

EXHIBIT 99.6:	Angola: Two New Discoveries in Block 17 (April 1, 2003).

EXHIBIT 99.7:	TotalFinaElf Plans Service Station Swaps in Germany for Retail Outlets in France, Czech Republic and Hungary (April 1, 2003).

EXHIBIT 99.8:	Clarification (April 1, 2003).

EXHIBIT 99.9:	TotalFinaElf Obtains 4 Deepwater Gulf of Mexico Blocks (April 2, 2003).

EXHIBIT 99.10:	Atofina increases capacity at its Antwerp polyethylene plant in Belgium (April 3, 2003).

EXHIBIT 99.11:	Notice to the New York Stock Exchange (April 1, 2003).